SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of,	December	2008
Commission File Number	001-14620
Crystallex International Corporation
(Translation of registrant’s name into English)
18 King Street East, Suite 1210, Toronto, Ontario, Canada M5C 1C4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	News Release, dated December 9, 2008.

2	News Release, dated December 11, 2008.

Document 1

For Immediate Release	December 9, 2008
RM: 19 – 08

Crystallex Advised of Legal Action

TORONTO, ONTARIO, December 9, 2008 – Crystallex International Corporation (TSX: KRY) (NYSE Alternext US: KRY) today reported it has received a Notice of Application, concerning the commencement of a legal proceeding against Crystallex. The Notice of Application has been filed by Computershare Trust Company of Canada in their capacity as Trustee for the holders of the Company’s 9.375% Unsecured Notes due December 23, 2011. The Company is currently reviewing the Notice of Application with its legal advisors and its Board of Directors and will provide all shareholders and stakeholders with further details once a review has been completed.

For Further Information:
Investor Relations Contact: A. Richard Marshall, VP at (800) 738-1577
Visit us on the Internet:  http://www.crystallex.com or Email us at: info@crystallex.com

Document 2

For Immediate Release	December 11, 2008

RM: 20 – 08

Crystallex updates Shareholders on Note Holder Legal Action

TORONTO, ONTARIO, December 11, 2008 – Crystallex International Corporation (TSX: KRY) (NYSE Alternext US: KRY) today reported that it has now been served with a Notice of Application by Computershare Trust Company of Canada (“Computershare”) in its capacity as Trustee for the holders of certain senior unsecured notes of Crystallex due December 23, 2011. Computershare, on behalf of the debenture holders, is seeking a declaration from the Court that there has been a “Project Change of Control” event as defined in the First Supplemental Indenture made as of December 23, 2004 thereby requiring Crystallex to purchase all of the notes of each note holder who has so requested at a price equal to 102% of the principal amount of the notes, together with accrued and unpaid interest to the date of purchase.

A “Project Change of Control” is defined as “the occurrence of any transaction as a result of which Crystallex ceases to beneficially own, directly or indirectly, at least a majority interest in the Las Cristinas project asset.” No such transaction has occurred and Crystallex will accordingly vigorously defend itself.  In particular, the claim relies upon press reports and similar non-official communications which attribute comments to the Government of Venezuela suggesting they intend to take control over the Las Cristinas project from Crystallex. As previously disclosed Crystallex is in frequent communication with Venezuelan government officials and has received no official communication concerning changes to the control of Las Cristinas or the Mine Operating Contract.  Crystallex believes this legal action is an attempt by note holders to remove control of the corporation from its shareholders.

In the alternative, Computershare is seeking permission from the Court to commence a derivative action in the name of and on behalf of Crystallex. The proposed derivative action is one which would require Crystallex to bring an action against its entire Board of Directors. The essence of the proposed derivative action is that the Board of Directors pursued the Las Cristinas project in Venezuela for longer than it ought to have pursued it and that the directors have allegedly mismanaged certain aspects of Crystallex’s operations in Venezuela.

Crystallex will review and analyse the materials the note holders have served to support their claim to a derivative action. Once this analysis is complete, Crystallex will further advise its shareholders and stakeholders on its next steps with regard to this claim.

For Further Information:
Investor Relations Contact: A. Richard Marshall, VP at (800) 738-1577
Visit us on the Internet:  http://www.crystallex.com or Email us at: info@crystallex.com

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYSTALLEX INTERNATIONAL CORPORATION
(Registrant)
Date:	December 11, 2008	By:	/s/ Hemdat Sawh
			Name:	Hemdat Sawh
			Title:	Chief Financial Officer